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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                    Commission File No.: 1-09026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following documents include an article containing an interview with Webb McKinney, President of HP's Business Customer Organization, posted to Compaq's internal intranet on December 11, 2001, and an email message sent to Compaq employees on December 7, 2001 from Michael Capellas, Compaq's Chairman and CEO.

WEBB MCKINNEY INTERVIEW

[PHOTO OF                 HP-COMPAQ'S FUTURE ON HIS SHOULDERS
WEBB MCKINNEY
APPEARS HERE]             By Charles Cooper
                          Special to CNET News.com
Caption:                  December 5, 2001, 10:30 a.m. PT
President, HP's
Business Customer
Organization

NEWSMAKERS
WEBB MCKINNEY'S OFFICIAL ROLE RUNNING HEWLETT-PACKARD'S BUSINESS
CUSTOMER ORGANIZATION MAKES HIM RESPONSIBLE FOR WORLDWIDE SALES OF THE COMPANY'S PRODUCTS AND SERVICES. A BIG JOB, BUT ESSENTIALLY SMALL POTATOES COMPARED WITH THE TASK HE WAS ENTRUSTED TO HANDLE LAST SEPTEMBER.

That's when HP boss Carly Fiorina announced a $25 billion acquisition of rival Compaq Computer, a blockbuster announcement that has sparked controversy and excitement from the opening bell. Fiorina believes the deal will take HP to the next level. But critics, including Walter Hewlett and David W. Packard, sons of the company's co-founders, say a merger with Compaq would be a disaster.

To a large extent, the success or failure of a merged HP-Compaq is bound up in the integration planning being carried out under McKinney's supervision. Working with Compaq CFO Jeff Clark, McKinney's charge is formidable: Make tough choices about personnel and policies, and foster a happy blending of two unique corporate cultures -- all the while keeping customers happy and out of the clutches of rivals eager to pounce during the lead-up to the February board vote.

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With the clock ticking, representatives from HP and Compaq on the integration team participate in a grueling ritual of meetings on top of meetings each week. CNET News.com caught up with McKinney during one of his few breaks to get a progress report.

Q: HOW IS THE INTEGRATION COMMITTEE FIGURING OUT WHAT THE COMBINED COMPANY SHOULD LOOK LIKE?

A: Early on, we wanted to make sure the planning effort would be guided by the future line managers of the company. We didn't want a bunch of people planning and then, way later, have leaders being named and then told, "Good luck; go create your business."

So one of the first things we did was define the principles by which to operate. We also needed to name the future leaders of the company fairly quickly, and the top management of the future post-merged company has already been announced. Then we asked each of those managers to name a lead to represent their businesses.

Q: SO IT'S A RELATIVELY SMALL CENTRAL TEAM. HOW DOES THE OVERALL TIMELINE GET MANAGED?

A: We've established a process that is very regimented and centrally controlled, where each of the integration teams has milestones and goals they are managing to. It's all about planning, since the merger has not happened yet.

Q: ASSUMING THE MERGER IS APPROVED, WILL YOU BE READY TO ROLL THE DAY THE TWO COMPANIES OFFICIALLY COMBINE?

A: We've defined "deliverables" that will be ready for Day 1, but obviously the full integration will take several quarters.

Q: WHAT DOES YOUR WORKWEEK LOOK LIKE NOW?

A: All the integration team leads come together and meet every Monday and Tuesday. Then, on Wednesday, Jeff and I host a meeting with all the managers where we look at the bigger issues that couldn't get resolved. On Thursday, Jeff and I meet with (HP CEO) Carly (Fiorina) and (Compaq CEO) Michael (Capellas) and a couple of members from their staffs, where we report on (work) status, or if there are any issues we need guidance on. And then we do it again the next week.

Q: SO FRIDAY'S YOUR DAY OF REST, SO TO SPEAK?

A: Free days are pretty hard to find. It's pretty intense. But it's similar from a management point of view to any large project that cuts across many organizations in a company.

Q: HOW DO DECISIONS GET MADE? BY MAJORITY VOTE, OR MORE THROUGH A TOP-DOWN, HIERARCHICAL BASIS?

A: A combination of the two. All the top management (for the combined company) has been formed, and we have had balanced representation between HP and Compaq, so the goals have been pretty clear. We've also tried to give strong guidance in terms of basic principles: Start with the customer and figure out the best strategy to serve them. Then, we can talk about structure and get to who reports to whom.

Q: RIVALS SUCH AS DELL AND SUN HAVE BEEN POINTING TO THE MERGER AS EVIDENCE THAT THERE ARE PROBLEMS AT THE COMPANY. THEY'RE ALSO SAYING THE TRANSITION WILL ONLY DISTRACT YOU FROM CONCENTRATING ON THE BUSINESS, AND THUS, THEY WILL BE ABLE TO PICK UP YOUR CUSTOMERS. AN EXAGGERATION ON THEIR PART?

A: Yes, this is overblown. The facts don't support it. Our (fourth-quarter) earnings showed that we're not distracted, that we're not losing ground to our competitors, and that this is a company that stays focused on serving customers.


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Q: THE MERGER VOTE IS SLATED FOR FEBRUARY. WHEN WILL THE COMMITTEE GET DONE WITH
ITS WORK?

A: Our goal is to have all the planning done at the top level by the time the merger closes. For our top customers, we have our account teams named because we have to be ready for just about anything that can happen after the deal closes.

Q: ONE OF YOUR COLLEAGUES WAS RECENTLY QUOTED AS SAYING THE COMPANIES WANT TO CREATE ONE STRONG CULTURE. HOW DO YOU DECIDE WHICH VALUES OR APPROACHES ARE THE ONES THAT SHOULD PREDOMINATE?

A: We're taking this cultural work quite seriously. The experts will tell you the cultural aspects of the merger are among the most critical to get right. We're already identifying the cultural differences and plan on making sure the cultural work gets done as part of the integration work.

The first thing is a benchmarking process where we get a variety of Compaq people to describe their culture -- its strengths and weaknesses. With HP, we're doing the same thing. Out of that will come a work plan to turn it into something very specific for a future, merged company.

Q: BESIDES THE FACT THEY BOTH WORK FOR TECH COMPANIES, AREN'T THE EMPLOYEES WHO WORK FOR HP AND THOSE WHO WORK FOR COMPAQ QUITE DIFFERENT IN TERMS OF TEMPERAMENT AND BACKGROUND?

A: There are layers and layers of culture. The word culture means different things to different people. At the top level it's about values, and we both have very comparable values. This doesn't mean there's not work remaining, but if you don't have comparable values, then it's more difficult.

Q: WHERE ARE THE DIFFERENCES THAT YOU'VE NOTICED?

A: Compaq people are more comfortable with conflict in the open. HP has a culture that's more respectful of people's (privacy), but one thing that has resulted is that maybe we don't bring up issues in public that we should. Compaq's people are good at what I call getting the "moose out on the table."

Q: ASSUMING THE DEAL GOES THROUGH TO COMPLETION, IS THE OLD "HP WAY" GOING TO BE HISTORY?

A: What people call the HP Way is a term that's interpreted in many different ways. In the early days, the company used to have doughnuts brought in every day. In one of the economic downturns, a decision was made to eliminate the doughnuts -- and some people said that decision conflicts with the HP Way. But that has nothing to do with our values.

The values of the HP Way are here for the long haul, and Compaq's value set is very consistent. The behaviors underneath a value set are always going to change. The specific ways we do things have to change because the world changes. People get confused between values and procedures.

Q: THE RAP AGAINST THE OLD HP WAY WAS THAT WHILE IT WAS COLLEGIAL, IT ALSO ALLOWED FOR DEADWOOD TO ACCUMULATE. HOW DO YOU PLAN TO CHANGE ALL THAT?

A: We will build on the best of HP. If there are some qualities that the Compaq culture has that will be solid enhancements, then clearly those will have to get added.

Q: CARLY FIORINA IS TAKING THE COMPANY IN NEW DIRECTIONS. BUT IS SHE FOLLOWING THE HP WAY, OR IS SHE BLAZING HER OWN TRAIL?

A: I think what Carly's doing is very consistent with what Bill (Hewlett) and Dave (Packard) did when they ran the company. Certainly, she's driving change, but look at the way the industry is transforming itself. You have to be quick and successful. The direction that Carly's taken has been very consistent.


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Q: HOW DO YOU THINK HP IS DIFFERENT UNDER HER LEADERSHIP?

A: Clearly there are different styles. Carly has been much more explicitly driving strategy at the corporate level. HP has always had a decentralized culture.

She's also made significant organizational changes to put more significance on customers. There's a much stronger focus on "go to market" and a stronger focus on customers.

Q: COMPAQ TOOK AWHILE TO DIGEST THE DIGITAL EQUIPMENT ACQUISITION, WHICH HAD ITS SHARE OF CHALLENGES. ANYTHING LEARNED ABOUT WHAT AND WHAT NOT TO DO AS A RESULT OF THAT PROCESS THAT IS BEING APPLIED HERE?

A: One of the first things Carly and I did was to go down to Houston to spend a day with Jeff (Clarke) and Michael (Capellas), and for a whole day, we heard about the lessons Compaq learned. Also, in our spinoff of Agilent, we spent a lot of time learning from that. A lot of principles came from both HP's and Compaq's experiences. One is that planning should not get ahead of line management, so that (managers) can guide some of this integration planning through their appointed leads. In retrospect, Compaq felt they had waited too long to do that.

Another thing is the way we structured our central planning effort to make sure it doesn't get fragmented. And third is to make decisions quickly -- and tough decisions quickly. You don't make everyone happy in these situations.

Q: WHERE DO YOU THINK THE INTEGRATION PROCESS IS GOING BE MOST SEVERELY CHALLENGED?

A: I think the most important thing is to stay focused on the customer through this process. We have to maintain our current customer relationships as we merge our teams so as not to disrupt that.

Q: HAVE YOU SEEN BOOZ-ALLEN'S RECENT REPORT TITLED "MERGER INTEGRATION:
DELIVERING ON THE PROMISE"?

A: Yes.

Q: HOW HAS THAT REPORT AFFECTED THE WAY IN WHICH YOU PRESENT YOUR MERGER INTEGRATION INFORMATION -- THAT IS, ARE YOU USING IT LIKE A PLAYBOOK?

A: It makes some interesting points, but we're not using (the Booz-Allen report) as a playbook. There's been a lot written about mergers. I've been spending my spare moments talking to people who have done this before, and we're using consultants.

EMAIL MESSAGE FROM MICHAEL CAPELLAS

To: Compaq Global Team

As you may have heard by now, the Packard Foundation -- which owns more than 10% of HP's stock -- announced a preliminary decision on Friday to vote its shares against the proposed merger of Compaq and HP. Although we are disappointed, we continue to believe that the merger is in the best interests of shareholders, employees, customers and partners. Our responsibility is to maintain a pragmatic view of our business and a clear focus on the future.

We went into this merger with three very clear objectives:

*   Extend our enterprise capabilities across products, software and solutions,

*   Achieve critical mass in our global services business, and,

* Improve the economics of our PC business, while also driving innovation around new access categories and devices.

But this isn't just about the merger. This was also the direction we set in June, when I outlined our new strategy and established an aggressive 180-day execution plan. That strategy has not changed. We believe the merger will help accelerate the strategies of both companies. But regardless of the circumstances -- whether we are part of the new HP or a standalone company -- I am confident in our ability to achieve these objectives.

I am particularly pleased with the progress we've made in the last three months. We've had some outstanding customer wins from around the world: General Motors, U.S. Postal Service, ABN-AMRO, American Express, GE Aircraft Engines, Sabre, Optus, Bank of America and Cardinal Health. And there are more that you'll hear about in the next few weeks. Our customers remain highly confident in Compaq and our ability to meet their needs.

According to IDC, we regained the #1 position in the overall storage market based on revenue, units and capacity ship. And Gartner Dataquest said that Compaq is once again #1 in industry standard servers in the U.S. and North America.

The operational improvements we've made during the past year have helped us build one of the strongest balance sheets in the industry. We now have $3.9 billion in cash, and we have generated positive cash flow from operations for six quarters in a row.

I know you have a lot of questions about what this development means for the merger and for Compaq. We will communicate in more detail in the coming days as we analyze the situation further. The best thing we can do right now is to maintain our positive momentum in the market. That means continuing to focus on meeting -- and exceeding -- our goals for the fourth quarter. Most important, it means a continuing commitment to customer success. That is the foundation of our success in any event.

Michael

                            FORWARD-LOOKING STATEMENT

These documents contain forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.



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          ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a Registration Statement with the SEC containing HP and Compaq's preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they will contain important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.